UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 11, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – The View JV LP

On May 11, 2021, we directly acquired ownership of a “majority-owned subsidiary”, The View JV LP (the “The View at Lakeside Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $6,105,000, which is the initial stated value of our equity interest in the The View at Lakeside Controlled Subsidiary (the “The View at Lakeside Controlled Subsidiary Investment”). The The View at Lakeside Controlled Subsidiary used the proceeds of the The View at Lakeside Controlled Subsidiary Investment to recapitalize a stabilized garden-style multifamily property totaling 360 units located at 901 Lakeside Circle, Lewisville, TX 75057 (the “The View at Lakeside Property”). The View at Lakeside Controlled Subsidiary Investment was funded with proceeds from our Offering.

The View at Lakeside Controlled Subsidiary is managed by American Landmark LLC (“ALA”). ALA originally closed on The View at Lakeside Property on December 12, 2018. ALA is an apartment owner and operator with over 23,000 units across the southern United States. ALA manages a diverse real estate portfolio valued in excess of $2 billion.

Pursuant to the agreements governing the The View at Lakeside Controlled Subsidiary Investment (the “The View at Lakeside Operative Agreements''), our consent is required for all major decisions regarding the The View at Lakeside Property. In addition, pursuant to the The View at Lakeside Operative Agreements we are entitled to receive an economic return of 8% on our The View at Lakeside Controlled Subsidiary Investment at sale or refinancing. While the The View at Lakeside Controlled Subsidiary Investment is outstanding, we will receive current payments on a monthly basis, which will be paid from operating cash flows. We will receive a pro rata share of the operating cash flows based on our percentage ownership of The View at Lakeside Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of 1.50% of the The View at Lakeside Controlled Subsidiary Investment.

On December 12, 2018, ALA secured financing of $36,595,000 through a senior secured loan from Berkadia – Fannie Mae (the “The View at Lakeside Senior Loan”). The View at Lakeside Senior Loan features a 10-year term and 10 years interest-only at a fixed rate of 4.69%. Aggregate with the The View at Lakeside Senior Loan, the The View at Lakeside Controlled Subsidiary Investment features a loan-to-value ratio (“LTV”) of 70%. The combined LTV ratio is the amount of the The View at Lakeside Senior Loan plus the amount of the The View at Lakeside Controlled Subsidiary Investment, divided by the appraised value of the The View at Lakeside Property. LTV is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The View at Lakeside Property is a 360-unit, garden-style apartment property in Lewisville, TX. As of March 4, 2021 rent roll, the property is 93.33% occupied. In the year leading up to our acquisition, economic occupancy averaged roughly 92%. The property's twelve residential and one clubhouse buildings were constructed in 1997, and the build is of wood frame construction. The View at Lakeside Property has been renovated by ALA since their acquisition in 2018.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      May 17, 2021